UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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            In the Matter of                 :
                                             :
      SOUTHWESTERN ELECTRIC POWER COMPANY    :
      1 Riverside Plaza                      :    CERTIFICATE OF
      Columbus, OH 43215                     :     NOTIFICATION
                                             :
      File No. 70-9107                       :
                                             :
(Public Utility Holding Company Act of 1935) :
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      Southwestern Electric Power Company ("the Company"), a public utility subsidiary of American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby certifies in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Orders of the Securities and Exchange Commission with respect thereto, dated December 30, 1997 (HCAR No. 35-26811) and April 20, 2000 (HCAR No. 35-27168), as follows:

      1. On June 26, 2002, the Company issued and sold to a group of underwriters led by Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc. (collectively, the "Underwriters") $200,000,000 aggregate principal amount of its Senior Notes, Series B, due 2005 (the "Notes"). The Notes bear interest at a rate of 4.50% per annum and mature by their terms on July 1, 2005. The Notes were sold by the Company to the Underwriters at an initial offering price of 99.657% of the principal amount. The Company paid $700,000 to the Underwriters as compensation. The Notes were issued by the Company pursuant to an Indenture of Trust dated February 25, 2000 between the Company and The Bank of New York, as Trustee, as supplemented by various supplemental indentures of trust, including a Second Supplemental Indenture of Trust dated as June 26, 2002.

      2. The transaction described above was not subject to the jurisdiction of any state commission.

      A past-tense opinion of counsel relating to these transactions is filed herewith as Exhibit F-1.

      The transactions described herein were consummated within the period designated in said Application-Declaration.

                              SOUTHWESTERN ELECTRIC POWER COMPANY


                              By:    /s/ Thomas G. Berkemeyer
                                    Assistant Secretary


Dated:  July 16, 2002



                                                Exhibit F-1



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

July 16, 2002

Re:   Southwestern Electric Power Company
      File No. 70-9107

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1, as amended.

Based upon such investigation as I have deemed necessary, it is my opinion that:

      (a) all state laws applicable to the proposed transactions have been complied with;

      (b) the notes issued by the Company are valid and binding obligations of the Company in accordance with their terms; subject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and

      (c) the consummation of the proposed transactions have not violated the legal rights of the holders of any securities issued by the Company or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ Kevin R. Fease

Kevin R. Fease
Counsel for the Company